

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 11, 2016

Via E-Mail
Michael B. Polk
President and Chief Executive Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

> **Re:** **Newell Rubbermaid Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 4, 2016**
> **File No. 333-208989**

Dear Mr. Polk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 29, 2016 letter.

Financing of the Merger, page 26

1. Please disclose the amount to be paid to Jarden debt holders pursuant to the fundamental change repurchase offer in the event holders elect not to convert their convertible notes into Jarden common stock to be entitled to receive the merger consideration.

Litigation Relating to the Merger Transactions, page 140

2. Please revise to describe the factual basis underlying the plaintiffs's claim. What do they allege is omitted from the joint proxy/prospectus? See Item 103 of Regulation S-K.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 234</u>

3. We note you have presented your Venezuela deconsolidation charge as a component of "Non-operating expenses," both in your pro forma information and selected financial data, as well as your financial statements included in your Form 10-K for fiscal year ended December 31, 2015. We further note that it appears Jarden and other similarly situated registrants have included such deconsolidation charges in the determination of operating income. Please explain to us why you believe it is appropriate to present a deconsolidation charge (i.e. impairment charge) as "non-operating," as we note from your filing that you plan to continue to operate your business in Venezuela and the deconsolidation event does not appear to be divestment driven.

4. Please also explain to us why you have not conformed the presentation of both Newell's and Jarden's deconsolidation charges in your pro forma statement of operations.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
     Joel May, Esq.
     Michael R. Peterson, Esq.
     Bradford R. Turner, Esq